XL Financial Assurance Ltd.

(Incorporated in Bermuda)

Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in U.S. dollars)

Report of Independent Accountants

To the Shareholders and Board of Directors of

XL Financial Assurance Ltd.

In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of XL Financial Assurance Ltd. at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Chartered Accountants

Hamilton, Bermuda

February 11, 2003

XL Financial Assurance Ltd.

Balance Sheets

As at December 31, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

	2002 $	2001 $

Assets:
Investments :
Fixed maturities, at fair value
(amortized cost: 2002 - $273,241; 2001 - $418,904)	279,296	420,914
Short-term investments, at fair value
(amortized cost: 2002 - $76,411; 2001 - $18,781)	76,451	18,769

Total investments available for sale	355,747	439,683

Cash and cash equivalents	125,073	50,243
Accrued investment income	1,926	3,088
Reinsurance premiums receivable	21,066	22,171
Deferred acquisition costs	19,324	15,184
Prepaid reinsurance premiums	71,129	10,966
Unpaid losses & loss expenses recoverable	3,678	559
Amounts due from parent and affiliates	13,769	1,523
Other assets	79	87

Total assets	611,791	543,504

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Liabilities:
Accounts payable and accrued liabilities	1,139	1,768
Derivative liabilities	16,268	23,143
Deferred premium revenue	188,464	83,756
Unpaid losses and loss expenses	14,064	6,592
Reinsurance premiums payable	23,697	4,863
Net payable for investments purchased	168	122,315
Dividend payable on preferred shares	1,950	1,932

Total liabilities	245,750	244,369

Redeemable Preferred Shares:
Redeemable preferred shares (par value of $120 per share;
10,000 shares authorized; 363 issued and outstanding as at
December 31, 2002 and 2001, respectively)	44	44
Additional paid-in capital	38,956	38,956

Total redeemable preferred shares	39,000	39,000

Shareholders’ Equity:
Common shares (par value of $120 per share;
10,000 shares authorized; 2,057 issued and outstanding as at
December 31, 2002 and 2001, respectively)	247	247
Additional paid-in capital	220,653	220,653
Accumulated other comprehensive income	6,095	1,998
Retained earnings	100,046	37,237

Total shareholders’ equity	327,041	260,135

Total liabilities, redeemable preferred shares and shareholders’ equity	611,791	543,504

The accompanying notes are an integral part of these financial statements

XL Financial Assurance Ltd.

Statements of Income and Comprehensive Income

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

	2002 $	2001 $	2000 $

Revenues:
Net premiums earned	40,811	16,869	3,104
Net investment income	20,163	18,940	9,523
Net realized gains (losses) on investments	8,569	11,096	(954)
Net realized and unrealized gains (losses) on derivative instruments	22,865	(8,984)	4,219

Total revenues	92,408	37,921	15,892

Expenses:
Losses and loss expenses	4,353	4,362	681
Acquisition costs	12,188	4,074	573
Operating expenses	6,375	5,912	1,581

Total expenses	22,916	14,348	2,835

Net income before cumulative effect of accounting change	69,492	23,573	13,057

Cumulative effect of accounting change	—	(1,350)	—

Net income before dividends on preferred shares	69,492	22,223	13,057

Dividends on preferred shares	(6,683)	(2,589)	(834)

Net income for common shareholders	62,809	19,634	12,223

Comprehensive Income:
Net income for common shareholders	62,809	19,634	12,223

Unrealized appreciation of investments	12,666	9,162	5,695
Less: reclassification for gains (losses) realized in income	8,569	11,096	(954)

Other comprehensive (loss) income	4,097	(1,934)	6,649

Comprehensive income	66,906	17,700	18,872

The accompanying notes are an integral part of these financial statements.

XL Financial Assurance Ltd.

Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

	2002	2001	2000

Common Shares - Authorized
Number of shares, beginning of year	2,057	2,057	2,057

Number of shares, end of year	2,057	2,057	2,057

	$	$	$
Common Shares - Issued
Balance - beginning of year	247	247	102
Issuance of common shares	—	—	145

Balance - end of year	247	247	247

Additional Paid-in Capital
Balance - beginning of year	220,653	220,653	84,798
Issuance of common shares	—	—	135,855

Balance - end of year	220,653	220,653	220,653

Accumulated Other Comprehensive Income
Balance - beginning of year	1,998	3,932	(2,717)
Other comprehensive income (loss)	4,097	(1,934)	6,649

Balance - end of year	6,095	1,998	3,932

Retained Earnings
Balance - beginning of year	37,237	17,603	5,380
Net income for common shareholders	62,809	19,634	12,223

Balance - end of year	100,046	37,237	17,603

TOTAL SHAREHOLDERS’ EQUITY	327,041	260,135	242,435

The accompanying notes are an integral part of these financial statements.

XL Financial Assurance Ltd.

Statements of Cash Flows

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

	2002 $	2001 $	2000 $

Cash flows provided by operating activities:
Net income for the year	69,492	23,573	13,057
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized (gains) losses on investments	(8,569)	(11,096)	954
Amortization of discount on fixed maturities	(1,108)	(991)	(848)
Change in fair value of derivative instruments	(6,875)	19,710	2,082
Accrued investment income	1,162	488	(2,713)
Reinsurance premiums receivable	1,105	(18,007)	3,256
Deferred acquisition costs	(4,140)	(9,156)	(439)
Prepaid reinsurance premiums	(60,163)	(10,498)	(468)
Unpaid losses & loss expenses recoverable	(3,119)	(426)	—
Amounts due from parent and affiliates	(12,246)	(1,481)	185
Other assets	8	(59)	(28)
Accounts payable and accrued liabilities	(629)	1,297	380
Reinsurance premiums payable	18,834	4,478	385
Deferred premium revenue	104,708	45,713	1,392
Unpaid losses and loss expenses	7,472	4,788	681
Portfolio transfer	—	25,670	—

Total adjustments	36,440	50,430	4,819

Net cash provided by operating activities	105,932	74,003	17,876

Cash flows used in investing activities :
Proceeds from sale of fixed maturities and short-term investments	2,154,874	2,285,559	489,539
Proceeds from redemption of fixed maturities and short-term investments	366,527	18,959	2,150
Purchase of fixed maturities and short-term investments	(2,545,838)	(2,343,940)	(554,305)

Net cash used in investing activities	(24,437)	(39,422)	(62,616)

Cash flows provided by (used in) financing activities:
Proceeds on issue of redeemable preferred shares	—	—	24,000
Proceeds on issue of common shares	—	—	3,975
Dividends paid on preferred shares	(6,665)	(1,492)	(859)

Net cash provided by (used in) financing activities	(6,665)	(1,492)	27,116

Increase (decrease) in Cash and Cash Equivalents	74,830	33,089	(17,624)

Cash and Cash Equivalents – Beginning of year	50,243	17,154	34,778

Cash and Cash Equivalents – End of year	125,073	50,243	17,154

Non-cash transactions – see note 11

The accompanying notes are an integral part of these financial statements.

XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

1.   Organization and Business

XL Financial Assurance Ltd. (the “Company”) was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations (“The Act”). At December 31, 2002 and 2001, the Company was approximately 85% owned by XL Insurance (Bermuda) Ltd (a wholly-owned subsidiary of XL Capital Ltd); 6% by Financial Security Assurance Inc. (a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd.) and 9% by Financial Security Assurance International Ltd. (owned 20% by XL Insurance (Bermuda) Ltd and 80% by Financial Security Assurance Inc.). The Company is an integral part of a joint venture agreement between XL Capital Ltd and Financial Security Assurance Holdings Ltd.

The Company is primarily engaged in the business of providing reinsurance of financial guaranties on asset-backed and municipal obligations underwritten by XL Insurance (Bermuda) Ltd, Financial Security Assurance Inc. and XL Capital Assurance Inc. (a wholly-owned subsidiary of XL Capital Ltd) and other monoline and multiline insurance companies. This may be in the form of traditional financial guaranty insurance or via a credit default swap execution. The Company’s underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of the Company’s reinsurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Company consist primarily of general obligation bonds that are supported by the issuers’ taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers’ ability to impose and collect fees and charges for public services or specific projects. Reinsurance written by the Company guarantees payment when due of scheduled payments on an issuers’ obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other such amounts due in accordance with the obligations’ original payment schedule or, at its option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of any loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

On October 6, 1999, the Company entered into a Facultative Quota Share Reinsurance Treaty (“Treaty”) with XL Capital Assurance Inc. (“XLCA”). The Treaty was amended and restated on June 22, 2001. Under the terms of this Treaty, the Company agrees to reinsure up to 90% of XLCA’s compliant risks. The Company is subject to ceding commissions of up to 30% on business assumed under the terms of this Treaty.

On December 6, 2000, the Company entered into an excess of loss agreement, which reinsures 100% of net incurred losses in excess of $250 million up to a limit of liability of $100 million. On October 3, 2001, the Company entered into an excess of loss reinsurance agreement with XL Insurance (Bermuda) Ltd, which indemnifies the Company up to an aggregate limit of liability of $500 million in excess of defined obligor losses.

2. Significant Accounting Policies

Basis of Preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Premiums and Acquisition Costs

Up-front premiums written and assumed are earned on a pro-rata basis over the period the coverage is provided. Installment premiums are recorded as written when reported and earned over the related installment period, which is generally one year or less.

Deferred premium revenue represents the portion of reinsurance premiums written which is applicable to the unexpired terms of policies in force. When a policy is retired or defeased prior to the end of the expected period of coverage, the remaining deferred premium, less any amount credited to a refunding issue reinsured by the Company, is recognized in income at that time.

Certain costs incurred, primarily relating to and varying with the production of new business, have been deferred. These costs include mostly ceding commissions paid to the insured. The Company considers the present value of future premiums under installment contracts written when determining the recoverability of deferred acquisition costs. The deferred acquisition costs are amortized over periods in which the related premiums are earned.

Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from events that could cause unfavourable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance premiums ceded are expensed and commissions recorded thereon are earned on a pro-rata basis over the period the reinsurance coverage is provided. Prepaid reinsurance premiums represent the portion of premiums ceded that is applicable to the unexpired term of policies in force. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Provision is made for any estimated unrecoverable reinsurance.

Investments

Investments in fixed maturity securities are designated as available for sale and are carried at fair value. The fair value of investments is based on quoted market values received from recognized pricing services or dealer quotes. Any resulting unrealized gains or losses are reflected as a separate component of shareholders’ equity and included in other comprehensive income. Any unrealized depreciation in value considered by management to be other than temporary is charged to income in the period that it is determined. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and the Company has considered any mitigating factors. For mortgage-backed securities for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and revised as necessary.

Short-term investments comprise securities with maturities equal to or greater than ninety days but less than one year. Short-term investments purchased with an original maturity of ninety days or less are classified as cash equivalents. All investment transactions are recorded on a trade date basis. Realized gains and losses on sales of investments are determined on the basis of specific identification. Investment income is recognized when earned and includes interest together with the amortization of premium and discount on fixed maturities and short-term investments.

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

Losses and Loss Expenses

The Company maintains an incurred but not reported loss reserve, which is estimated by management from an actuarial analysis of earned premium, par amounts outstanding, and other credit risk characteristics inherent in the pooled demographics of the in-force risk exposure.

In addition, case specific reserves for unpaid loss and loss expenses are recorded, as advised, by the primary insurers. The primary insurers establish case reserves for individual distressed credits when, in their management’s opinion, the future loss is deemed probable and estimable at the balance sheet date. There is usually a single reporting period lag between primary and reinsurer as it relates to the timing of any such case specific reserves.

Management of the Company periodically re-evaluates its estimates for losses and loss expenses and establishes reserves that management believes are adequate to cover the ultimate net cost of claims. Estimates of loss and allocated loss expenses are subject to large potential errors of estimation, due to the fact that the ultimate dispositions of claims incurred prior to the financial statement date, whether reported or not, are subject to the outcome of events that have not yet occurred. Examples of these events include changes in the level of interest rates, changes in the rate of exchange of currency, currency inconvertibility or inability to withdraw funds held in a foreign country resulting from restrictions imposed by a government authority, and changes in the value of specific assets or commodities. Any estimate of future costs is subject to the inherent limitation on management’s ability to predict the aggregate course of future events. It should therefore be expected that the actual emergence of losses and loss expenses will vary, perhaps materially, from any estimate.

Management believes they have employed techniques and assumptions that are appropriate, and the conclusions contained herein are reasonable, given the information currently available. However, it should be recognized that future loss emergence will likely deviate, perhaps materially, from management’s estimates. The Company will, on an ongoing basis, monitor these reserves and may periodically adjust such reserves based on updated actuarial review. Any such adjustments are reflected in income in the year in which the adjustments are made.

Cash and Cash Equivalents

Cash equivalents include fixed interest deposits with a maturity of under 90 days when purchased.

Fair Value of Financial Instruments

Fair values of certain assets and liabilities are based on published market values, if available, or estimates of fair value of similar issues. Fair values are reported in notes 3 and 18.

Derivative Instruments

The Financial Accounting Standards Board issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (FAS 133) in June 1998. FAS 133, establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activity.

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

It requires that an entity recognize all derivatives as either derivative assets or derivative liabilities in the balance sheet and measure those instruments at fair value. The Company adopted FAS 133, as amended, as of January 1, 2001. Credit default swaps issued by the Company meet the definition of a derivative under FAS 133. Effective January 1, 2001, the Company has recorded these products at management’s estimate of fair value. In accordance with the transitional provisions of FAS 133, the Company recorded a transitional adjustment loss of $1,350 to recognize the difference between the carrying values and the fair values of the credit default swaps as of the adoption date.

The Company considers credit default swaps to be financial guaranty contracts, in substance, and the Company has the intent to hold them to maturity. The Company determines fair value using a model which calculates the difference between the actual remaining present value of installment premiums and an estimated remaining present value of installment premiums under current market conditions. In essence, the model estimates the cost of an offsetting position to the original credit default swaps from other comparable counterparties under the current market environment. The model is dependent upon a number of factors including changes in credit spreads, changes in credit quality, foreign exchange and other market factors.

The Company previously presented changes in fair value of credit derivatives across traditional insurance company accounts including premiums, losses and loss adjustment expenses and net realized gains and losses. In 2002, the Company elected to present net changes in fair value of its credit default swaps in net realized and unrealized gains and losses on derivative instruments. Prior year comparative figures have been reclassified to conform to this presentation with no impact on reported net income or shareholders’ equity.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 relates to the accounting for and disclosure of guarantees and requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. A guarantee that is issued by a reinsurance company and accounted for under GAAP for insurance contracts is excluded entirely from the scope of the standard. Accordingly, the Company’s financial guarantee contracts are not subject to the requirements of this standard. Conversely, guarantees that are accounted for under FASB No. 133, are excluded from the initial recognition and measurement, however, these guarantees are subject to the disclosure requirements. The disclosure requirements are effective for financial statements ending after December 15, 2002. Hence, the Company has elected to disclose information pertaining to its credit default swap portfolio in Note 9.

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The effect of adoption of this standard on the Company's financial condition is currently being evaluated with an expected increase in both assets and liabilities of approximately $700 million based on structures and contracts currently in place. Management is assessing alternatives with regards to restructuring these variable interest entities. See Note 10 for further information.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”). SFAS No. 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the prior disclosure guidance and requires prominent disclosures in both annual interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The Company’s ultimate parent, XL Capital Ltd, plans to record option expense for options granted subsequent to January 1, 2003, in accordance with SFAS No. 123, as amended by SFAS No. 148. The effect of the adoption of SFAS No. 148 on the Company will depend on the level of options awarded to employees of the Company and therefore cannot yet be determined.

3. Investments

Net investment income is derived from the following sources:

	2002 $	2001 $	2000 $

Fixed maturities, short-term investments and cash
and cash equivalents	20,546	19,500	9,642

Investment expenses	(383)	(560)	(119)

Net investment income	20,163	18,940	9,523

Proceeds from sales of fixed maturity securities and short-term investments during the years ended December 31, 2002, 2001 and 2000 were $2,154,874, $2,285,559 and $489,539, respectively. Gross gains of $44,088, $49,588 and $8,134 and gross losses of $35,519, $38,492 and $9,088 were realized on these sales for the years ended December 31, 2002, 2001 and 2000, respectively. The amortized cost, market value and related unrealized gains (losses) of investments are as follows:

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
December 31, 2002	Cost $	Gains $	Losses $	Value $

Fixed maturities:
U.S. Government and
Government agencies	30,269	791	(160)	30,900
Corporate bonds	86,836	2,703	(494)	89,045
Mortgage-backed securities	153,622	3,127	(79)	156,670
Non-U.S. Sovereign
Government bonds	2,514	168	(1)	2,681

Total fixed maturities	273,241	6,789	(734)	279,296

Short-term investments:
U.S. Government and
Government agencies	73,109	—	—	73,109
Corporate bonds	3,302	40	—	3,342
Non-U.S. Sovereign
Government bonds	—	—	—	—

Total short-term investments	76,411	40	—	76,451

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
December 31, 2001	Cost $	Gains $	Losses $	Value $

Fixed maturities:
U.S. Government and
Government agencies	11,281	178	(105)	11,354
Corporate bonds	172,248	2,741	(2,081)	172,908
Mortgage-backed securities	204,587	1,857	(956)	205,488
Non-U.S. Sovereign
Government bonds	30,788	728	(352)	31,164

Total fixed maturities	418,904	5,504	(3,494)	420,914

Short-term investments:
U.S. Government and
Government agencies	3,405	9	(27)	3,387
Corporate bonds	14,647	25	(27)	14,645
Non-U.S. Sovereign
Government bonds	729	8	—	737

Total short-term investments	18,781	42	(54)	18,769

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

The contractual maturities of fixed maturity securities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	December 31, 2002		December 31, 2001
	Amortized	Market	Amortized	Market
	Cost $	Value $	Cost $	Value $

Due after 1 year through 5 years	14,487	14,760	62,679	62,710
Due after 5 through 10 years	16,389	17,235	63,019	63,494
Due after 10 years	88,743	90,631	88,619	89,222
Mortgage-backed investments	153,622	156,670	204,587	205,488

Total fixed maturities	273,241	279,296	418,904	420,914

4. Portfolio Transfer and Principal Amounts Reinsured

During 2000, the Company assumed certain risks from XL Insurance (Bermuda) Ltd. Effective January 1, 2001 the Company entered into a portfolio transfer arrangement to assume these risks directly. As part of that arrangement, the existing reinsurance contracts between the Company and XL Insurance (Bermuda) Ltd were no longer required and were cancelled. Net deferred premium revenue of $29,713, net deferred acquisition costs of $4,556, net unpaid loss and loss expenses of $512 and cash of $25,669 have been transferred to the Company. The effect of the portfolio transfer was to increase the principal amounts reinsured from $5.374 billion at December 31, 2000 to $10.393 billion as at January 1, 2001.

5. Deferred Acquisition Costs

Acquisition costs deferred for amortization against future income and related amortization charged to expenses are as follows:

	2002 $	2001 $

Balance, beginning of year	$15,184	1,472
Costs deferred during the year:
Assumed commission expense	28,658	18,698
Ceding commission income	(18,707)	(3,709)
Portfolio transfer (note 4)	—	4,556

Total	9,951	19,545

Costs amortized during the year	(5,811)	(5,833)

Balance end of year	$19,324	15,184

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

6. Unpaid Losses and Loss Expenses

The Company’s liability for losses and loss expenses consists primarily of a reserve for losses incurred but not reported. Activity in the liability for losses and loss expenses was as follows:

	2002 $	2001 $	2000 $

Unpaid losses and loss expenses at beginning of year	6,033	1,159	478

Losses and loss expenses incurred in respect of losses occurring in:
Current year	7,917	4,362	681
Prior year	(3,564)	—	—

Total	4,353	4,362	681

Portfolio Transfer (note 4 )	—	512	—

Losses and loss expenses paid	—	—	—

Unpaid losses and loss expenses at end of year (net of reinsurance
2002: $3,678 – 2001: $559 – 2000: $nil)	10,386	6,033	1,159

The Company commenced writing financial guaranty business in 1998 and had relied entirely upon industry data to establish reserves until the end of 2001. In 2002, the Company refined its assumptions to take into account its actual historical loss experience and revised its estimated claim reporting pattern for the IBNR losses that the Company records during each loss year. The Company uses this expected loss reporting pattern, combined with changes in reported losses, to determine the prior year development amount. Since reported losses for this business have been less than expected, the refinement in assumptions resulted in a decrease in the estimate of reserves for prior years.

In 2001 and 2000, the Company did not change its prior year loss reserves because it did not have sufficient Company-specific loss experience data available to justify amending the Company’s initial assumptions.

7. Premiums and Reinsurance

The Company utilizes reinsurance agreements principally to increase aggregate capacity and to reduce the risk of loss on business assumed. The Company’s reinsurance agreements provide for recovery of a portion of losses and loss expenses from reinsurers and reinsurance recoverables are recorded as assets. The Company is liable if the reinsurers are unable to satisfy their obligations under the agreements.

The effect of reinsurance activity on premiums written and earned is shown below:

	2002 $	2001 $	2000 $

Reinsurance premiums assumed	154,894	62,048	4,538
Direct premiums written	3,645	3,286	—
Reinsurance premiums ceded	(73,183)	(13,249)	(510)

Net premiums assumed	85,356	52,085	4,028
Change in deferred premiums and prepaid reinsurance premiums	(44,545)	(35,216)	(924)

Net reinsurance premiums earned	40,811	16,869	3,104

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

During the years ended December 31, 2002, 2001 and 2000 the Company assumed business (which comprises of financial guaranty premiums as well as income on credit default swaps) of $8,721, $18,519 and $3,306, respectively, from XL Insurance (Bermuda) Ltd. In addition, the Company assumed business of $18,922, $8,759 and $1,207, respectively, from Financial Security Assurance Inc. During the years ended December 31, 2002, 2001 and 2000, the Company assumed business of $140,620, $46,909 and $24, respectively, from XL Capital Assurance Inc.

The Company has deferred premium revenue of $5,221 and $6,636 as at December 31, 2002 and 2001, respectively, from XL Insurance (Bermuda) Ltd. In addition, the Company has deferred premium revenue of $144,365 and $40,384 as at December 31, 2002 and 2001, respectively, from XL Capital Assurance Inc. Deferred premium revenue assumed from Financial Security Assurance Inc. as at December 31, 2002 and 2001 was $38,878 and $36,736, respectively.

As of December 31, 2002 and 2001 the Company had premiums receivable (net of ceding commission) of $3,515 and $5,096, respectively, from XL Insurance (Bermuda) Ltd; $1,264 and $310, respectively, from Financial Security Assurance Inc.; and $16,287 and $16,765, respectively, from XL Capital Assurance Inc.

As of December 31, 2002 and 2001 the Company had reinsurance premiums payable (net of ceding commission) of $23,051 and $3,374, respectively, due to XL Insurance (Bermuda) Ltd.

Included in operating expenses at December 31, 2002, 2001 and 2000 was $50, $50 and $50, respectively for consultancy services provided to the Company from Financial Security Assurance Inc. and Financial Security Assurance International Ltd.

8. Letters of Credit

XL Capital Ltd has established a letter of credit facility with a syndicate of commercial banks. Letters of credit issued under this facility are unsecured. Letters of credit totaling $172,777 and $66,400 related to the Company were outstanding as of December 31, 2002 and 2001, respectively.

9. Derivative Instruments

Credit default swaps issued by the Company meet the definition of a derivative under FAS 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure of the transaction. The Company considers credit default swaps to be, in substance, financial guaranty contracts as the Company has the intent to hold them to maturity. The change resulting from movement in credit spreads is unrealized as the credit default swaps are not traded to realize this value and is included in net unrealized gains and losses on derivatives. Other elements of the change in fair value are based on pricing established at the inception of the contact.

Credit default swaps generally enhance a synthetic portfolio of securities. The credit ratings of the underlying securities vary and a single rating is calculated for the portfolio at the inception of the transaction by an independent agency. In order to effectively price and market the transaction, different tranches are modeled for the purpose of assigning credit ratings based upon the level of subordination. Generally, a primary layer is created to enable the

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

originator of the transaction to participate in the risk. The Company generally participates in senior or rated tranches of a risk. The Company has not participated in any primary layers.

The rated tranches are fair valued using changes in credit spreads to reflect current market conditions. The Company will also consider the characteristics and credit ratings of the underlying portfolio in order to apply the model to obtain an estimate of fair value. The change in fair value recorded for the rated tranches as of December 31, 2002 was a gain of $6,589.

The Company’s credit default swap portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after erosion or exhaustion of various first loss protection levels. These credit events are contract specific, but generally cover bankruptcy, failure to pay and repudiation. The notional exposure of the credit default swap portfolio as of December 31, 2002 was $4.6 billion. Approximately 91% of the portfolio is rated AAA, with the remainder being split equally amongst AA, A and BBB respectively. The weighted average term of the contracts in force was 4.82 years. As described above, these are structured pools of corporate obligations that were awarded investment grade ratings at the deal’s inception. As such, the substantial levels of first loss protection yield the likelihood of any derivative claim payment being reasonably remote.

10. Variable Interest Entities

The Company utilizes variable interest entities (as defined in FIN 46) indirectly in the ordinary course of the Company's business. The obligations related to these transactions are often securitized through variable interest entities. The Company only provides financial guaranty reinsurance or enters into a credit default swap on the senior interests, that would otherwise be rated investment grade. The Company does not hold any equity positions or subordinated debt in these arrangements. Accordingly, the Company does not consider its participation to be a significant variable interest in the entity and therefore these variable interest entities are not expected to be consolidated.

The Company provides insurance, reinsurance and a liquidity facility to a variable interest entity domiciled in the Cayman Islands that the Company has 23% of the share capital. The variable interest entity was established primarily as a pass-through vehicle associated with a Medium Term Note program backed by a portfolio of investment grade bank perpetual securities and zero coupon notes. The variable interest entity had assets of approximately $715.0 million as at December 31, 2002. The Company's maximum exposure to loss as a result of its insurance and reinsurance agreements with this variable interest entity was $544.1 million of policy limits as of December 31, 2002. The Company could experience a loss in the event that the underlying assets do not perform as expected.

11. Shareholders’ Equity and Redeemable Preferred Shares

The Company was initially incorporated with an authorized share capital of $120,000 comprising 1,000 common shares of a par value $120 each. These shares were issued to XL Insurance (Bermuda) Ltd on October 28, 1998. On November 3, 1998 the Company increased its authorized capital to $2,400,000 divided into 10,000 common shares of a par value $120 each and 10,000 cumulative participating voting redeemable preferred shares (“Redeemable Preferred Shares”) of par value $120 each. Immediately thereafter, the Company issued 200 Redeemable Preferred Shares to Financial Security Assurance Inc. for a consideration of $99,500 each and issued 800 common shares to XL Insurance (Bermuda) Ltd for a consideration of $100,000 each. Thereafter, the initial 1,000 common shares were

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

repurchased pursuant to a share repurchase agreement at par. On February 3, 1999 the Company repurchased 50 Redeemable Preferred Shares for a consideration of $98,000 each from Financial Security Assurance Inc. Simultaneously, the Company issued an additional 50 common shares to XL Insurance (Bermuda) Ltd for a consideration of $100,000 each, of which 98% ($4,900) was paid.

On December 6, 2000 the Company, pursuant to a share subscription agreement, issued an additional 213 Redeemable Preferred Shares for a cash consideration of $24,000 to Financial Security Assurance International Ltd. and an additional 1,207 Common Shares for a consideration of $136,000 to XL Insurance (Bermuda) Ltd. The consideration in respect of the Common Shares was settled in part with fixed maturity securities with a fair market value of $132,025. The remainder was settled with cash.

The holder of the Common Shares is entitled to three votes per share and to such dividends as the Board of Directors may from time to time declare. In the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the Common Shareholder shall be entitled to the surplus assets of the Company remaining after distributions to the Redeemable Preferred Shareholder.

The holders of the Redeemable Preferred Shares are entitled to one vote per share and are entitled to receive a 5% Fixed Dividend on the amount initially paid for the Redeemable Preferred Shares, plus, a participating dividend.

At any time, the Redeemable Preferred Shares are redeemable by the Company in whole but not in part at its sole option at a redemption price equal to the sum of (i) the fair market value of such Redeemable Preferred Shares, subject to the Cap (maximum calculated rate return of 19%) and the Floor (minimum calculated rate return of 8%), plus (ii) the excess, if any, of (A) 91.5% of the Company’s Earnings, if any, in the fiscal year in which the date of redemption occurs up to the date of the redemption, as calculated by the Company over (B) Total Dividends paid to the Redeemable Preferred Shareholders in such fiscal year; provided that the sum of the accreted value of all distributions to Redeemable Preferred Shareholders plus the redemption price shall not exceed 15% of the sum of the accreted value of all distributions plus the aggregate fair market value of the capital stock of the Company. At any time after the tenth anniversary of the date of the initial issue, the Preferred Shares are redeemable in whole but not in part at the election of the Preferred Shareholders at their sole option at a redemption price equal to fair market value provided that the sum of the accreted value of all distributions to Redeemable Preferred Shareholders plus the redemption price shall not exceed 15% of the sum of the accreted value of all distributions plus the aggregate fair market value of the capital stock of the Company. The fair market value for redemption purposes shall be determined by mutual agreement of both Preferred and Common Shareholders.

In the event of a winding-up or dissolution of the Company whether voluntary or involuntary or for the purposes of a reorganization or otherwise, or upon any distribution of capital, the Redeemable Preferred Shareholders shall be entitled, to the extent of the availability of assets of the Company and in priority to the Common Shareholders, to receive an amount (the “Dissolution Amount”) equal to the sum of (i) the amount initially paid for the Redeemable Preferred Shares, (ii) additional capital contributions paid by the Redeemable Preferred Shareholders, (iii) any accrued and unpaid Fixed Dividends and (iv) 91.5% of cumulative Earnings of the Company from inception through the date of distribution less the amount of Earnings distributed to the Redeemable Preferred Shares during such period, provided that the sum of the accreted value of all distributions to Redeemable Preferred Shareholders plus the Dissolution Amount shall not exceed 15% of the sum of the accreted value of all distributions to all shareholders plus the aggregate fair market value of the capital stock of the Company and provided further that the Redeemable

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

Preferred Shareholders shall not be entitled to any further or other right of participation in the assets of the Company.

12. Dividends

During the years ended December 31, 2002, 2001 and 2000, fixed dividends of $1,950, $1,950 and $834, respectively, were accrued on the Redeemable Preferred Shares. In addition to the regular fixed 5% dividend, the redeemable preferred shareholders are subject to receive a participating dividend calculated based on guidelines established in the Company’s bye-laws. The participating dividend calculation is performed and accrued in the first quarter of the subsequent fiscal year. In this regard, participating dividends of $4,715 and $639 were calculated for the fiscal years 2001 and 2000 and paid.

13. Taxation

Bermuda presently imposes no income tax, withholding tax or capital gains taxes and the Company is exempted until March 2016 from any such future taxes pursuant to the Bermuda Exempted Undertakings Tax Protection Act 1966, and Amended Act 1987.

14. Statutory Financial Data

Under The Act, the Company is required to prepare Statutory Financial Statements and to file a Statutory Financial Return. The Act also requires the company to meet certain minimum capital and surplus requirements. To satisfy these requirements, the Company was required to maintain a minimum level of statutory capital and surplus of $15.0 million, $9.9 million and $2.2 million at December 31, 2002, 2001 and 2000, respectively.

The following summarizes the significant differences between statutory accounting practices and generally accepted accounting principles (“GAAP”).

	2002 $	2001 $	2000 $

GAAP net income	69,492	22,223	13,057
Deferred acquisition costs	(22,189)	(16,694)	(527)
Net realized and unrealized (gains) losses on credit default swaps	(6,589)	17,939	—

Statutory net income	40,714	23,468	12,530

GAAP shareholders’ equity	366,041	299,135	281,435
Non-admitted assets	(29,093)	(314)	(1,560)

Statutory shareholders’ equity	336,948	298,821	279,875

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

The Company is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets is not less than 75% of the amount of its relevant liabilities. At December 31, 2002, 2001 and 2000, the Company was required to maintain relevant assets of at least $116.0 million, $157.3 million and $98.7 million, respectively. At those dates relevant assets were approximately $503.8 million, $515.2 million and $411.4 million, respectively, and the minimum liquidity ratio was therefore met.

15. Retirement Plans

The Company maintains a defined contribution plan. Plan assets are invested principally in equity securities and fixed maturities.

The plan is managed externally and employees and the Company contribute a certain percentage of the employee’s gross salary into the plan each month. The Company’s contribution generally vests over 5 years. The Company’s expenses for its defined contribution plan were $189, $193 and $55 for the years ended December 31, 2002, 2001 and 2000, respectively.

16. Amounts Due from Parent and Affiliates

Amounts due from XL Insurance (Bermuda) Ltd and affiliates of the Company are interest free and have no set terms of repayment. The balances arise as a result of the Company’s operating activities.

17. Outstanding Exposure and Collateral

The Company’s policies reinsure the scheduled payments of principal and interest on asset-backed and municipal obligations. The principal amount reinsured (in millions) as of December 31, 2002 and 2001 and the terms to maturity are as follows:

	December 31, 2002		December 31, 2002
Terms to Maturity	Asset-Backed Obligations Gross $	Asset-Backed Obligations Net $	Municipal Gross $	Municipal Net $

0 to 5 Years	5,734	5,288	2,259	1,459
5 to 10 Years	4,324	4,245	2,152	1,417
10 to 15 Years	3,583	3,185	1,333	927
15 to 20 Years	541	493	1,360	987
20 Years and Above	2,201	1,529	6,200	4,921

Total	16,383	14,740	13,304	9,711

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

	December 31, 2001		December 31, 2001
Terms to Maturity	Asset-Backed Obligations Gross $	Asset-Backed Obligations Net $	Municipal Gross $	Municipal Net $

0 to 5 Years	5,969	5,459	302	281
5 to 10 Years	2,641	2,189	286	247
10 to 15 Years	1,922	1,887	351	338
15 to 20 Years	1,771	1,771	982	652
20 Years and Above	757	647	2,433	2,205

Total	13,060	11,953	4,354	3,723

The Company limits its exposure to losses from writing financial guaranties by underwriting investment-grade obligations and diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations. The gross principal amounts of reinsured obligations in the asset-backed reinsured portfolio are backed by the following types of collateral (in millions):

Terms to Collateral	December 31, 2002 Gross $	December 31, 2002 Net $	December 31, 2001 Gross $	December 31, 2001 Net $

Collateralized debt	8,353	8,170	8,003	8,003
Corporate assets	1,274	1,226	2,760	1,906
Consumer assets	6,756	5,344	2,297	2,044

Total asset-backed obligations	16,383	14,740	13,060	11,953

In its asset-backed business, the Company considers its overall geographic concentration as a factor in underwriting reinsurance covering securitizations of pools of such assets as residential mortgages or consumer receivables. In writing reinsurance for other types of asset-backed obligations, such as securities primarily backed by government or corporate debt, geographic concentration is not deemed by the Company to be significant, given other more relevant measures of diversification, such as issuer or industry.

The Company seeks to maintain a diversified portfolio of reinsured municipal obligations designed to spread its risk across a number of geographic areas. The following table sets forth, by state and territory of the United States, those states and territories in which municipalities located therein issued an aggregate of 2% or more of the Company’s par amount outstanding of reinsured municipal securities as of December 31, 2002 and 2001 (in millions):

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

2002	Par Amount Outstanding		Percent of Total
	Gross	Net	Net
State/Territory	$	$	$

New York	2,065	1,498	15.4%
California	1,477	814	8.4%
Puerto Rico	971	855	8.8%
Alabama	774	358	3.7%
Texas	476	396	4.0%
Massachussetts	292	166	1.7%
Other U.S. states	3,461	3,201	33.0%
International	3,788	2,423	25.0%

Total	13,304	9,711	100.0%

2001	Par Amount Outstanding		Percent of Total
	Gross	Net	Net
State/Territory	$	$	$

New York	1,724	1,327	35.6%
Puerto Rico	557	467	12.5%
California	399	324	8.7%
New Jersey	229	229	6.2%
District of Columbia	115	115	3.1%
Massachussetts	94	73	2.0%
Other U.S. states	848	848	22.8%
International	388	340	9.1%

Total	4,354	3,723	100.0%

As of December 31, 2002 and 2001, the insured portfolio was diversified by type of insured obligation as shown in the following table

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

	2002			2001
	Gross $	Net $	% of Net	Gross $	Net $	% of Net

Collateralized Debt Obligation	8,353	8,170	33.4%	8,005	8,005	51.1%
General Obligations	3,560	2,608	10.7%	2,942	2,467	15.7%
Consumer Mortgage	3,670	2,530	10.3%	1,097	1,029	6.6%
Consumer Auto Receivables	2,390	2,331	9.5%	955	770	4.9%
Utilities	2,367	1,560	6.4%	720	585	3.7%
Corporate Receivables / Leases	1,196	1,196	4.9%	666	666	4.2%
Pre-Insured	884	884	3.6%	—	—	—
Financial / Insurance	835	835	3.5%	588	588	3.8%
Investor Owned Utilities	876	744	3.0%	23	23	0.1%
Single Risk – Other	720	720	3.0%	545	545	3.5%
Future Flow	1,796	536	2.2%	1,108	364	2.3%
Higher Education	713	507	2.1%	96	76	0.5%
Project Finance	521	462	1.9%	362	251	1.6%
Bank Deposit Program	543	406	1.7%	—	—	—
Transportation	429	389	1.6%	—	—	—
Credit Card	519	330	1.3%	170	170	1.1%
Consumer Receivables	178	154	0.6%	75	75	0.5%
Structured Insurance Product - Other	38	38	0.2%	—	—	—
Structured Finance – Other	77	29	0.1%	55	55	0.4%
Non Ad Valorem	16	16	0.0%	5	5	0.0%
Special Revenue	4	4	0.0%	—	—	—
Housing	2	2	0.0%	2	2	0.0%

Total	29,687	24,451	100%	17,414	15,676	100%

18. Disclosures About Fair Value of Financial Instruments

The following estimated fair values have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret the data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Fixed maturities and Short-term investments - The carrying amount represents fair value. The fair value is based upon quoted market prices.

Cash and cash equivalents, receivables for investments sold and payables for investments purchased - The carrying amounts approximate fair value because of the short maturity term of these instruments.

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

Deferred premium revenue - The carrying amount of deferred premium revenue represents the Company’s future premium revenue on policies where the premium was received at the inception of the reinsurance contract. The fair value of deferred premium revenue is an estimate of the premiums that would be paid under a reinsurance agreement with a third party to transfer the remaining term of the Company’s financial guaranty risk, net of that portion of the premiums retained by the Company to compensate it for originating and servicing the reinsurance contract.

Installment premiums - Consistent with industry practice, there is no carrying amount for future installment premiums since the Company will receive premiums on an installment basis over the term of the reinsurance contract.

Similar to deferred premium revenue, the fair value of installment premiums is the estimated present value of the future contractual premium revenues that would be paid under a reinsurance agreement with a third party to transfer the remaining term of the Company’s financial guaranty risk, net of that portion of the premium retained by the Company to compensate it for originating and servicing the reinsurance contract. The Company has determined that the costs for originating and servicing the contract would be immaterial and that the carrying value and the estimated fair value would be approximately the same. At December 31, 2002 and 2001, the fair value of such installment premiums was approximately $178.5 million and $138.7 million, respectively.

Unpaid losses and loss expenses - The carrying amount is fair value, which is the present value of the expected cash flows for specifically identified claims and potential losses in the Company’s reinsured portfolio.

	2002		2001
	Carrying Value $	Estimated Fair Value $	Carrying Value $	Estimated Fair Value $

Assets

Fixed maturities	279,296	279,296	420,914	420,914
Short-term investments	76,451	76,451	18,769	18,769
Cash and cash equivalents	125,073	125,073	50,243	50,243

Liabilities

Deferred premium revenue	188,464	188,464	83,756	83,756
Unpaid losses and loss expenses	14,064	14,064	6,592	6,592
Net payable for investments purchased	168	168	122,315	122,315

Off balance sheet instruments

Installment premiums	—	178,490	—	138,749

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XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

19. Unaudited Quarterly Financial Information

The following is a summary of the unaudited quarterly financial data for 2002 and 2001.

2002	First	Second	Third	Fourth	Full Year
	$	$	$	$	$

Gross premiums written	16,768	69,382	24,628	47,761	158,539
Net premiums written	11,730	33,798	1,479	38,349	85,356
Net premiums earned	6,770	7,714	9,465	16,862	40,811
Net investment income	4,656	5,048	6,324	4,135	20,163
Loss and loss expenses	1,709	1,974	2,396	(1,726)	4,353
Net income (loss)	18,789	11,227	16,134	23,342	69,492

2001	First	Second	Third	Fourth	Full year
	$	$	$	$	$

Gross premiums written	7,507	10,323	15,563	31,941	65,334
Net premiums written	7,507	10,190	11,521	22,867	52,085
Net premiums earned	2,141	6,863	505	7,360	16,869
Net investment income	4,786	4,875	4,736	4,543	18,940
Loss and loss expenses	(280)	684	2,085	1,873	4,362
Net income (loss)	13,269	6,921	5,593	(3,560)	22,223

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